UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*
Simcere Pharmaceutical Group

(Name of Issuer)
Ordinary Shares, par value US$0.01 per share

(Title of Class of Securities)
82859P 10 41

(CUSIP Number)
Weidong Ren
Simcere Pharmaceutical Group
No. 699-18 Xuan Wu Avenue, Xuan Wu District
Nanjing, Jiangsu Province 210042, The People’s Republic of China
Telephone: +86-25-8555-6666
with a copy to:
Leiming Chen
Simpson Thacher & Bartlett LLP
ICBC Tower, 35/F, 3 Garden Road, Central, Hong Kong
Tel: +852-2514-7630

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications)
May 18, 2008

(Date of Event Which Requires Filing of This Statement)

(Continued on the following pages)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

[1]	This CUSIP number applies to the Issuer’s American Depositary Shares, each representing two Ordinary Shares.

CUSIP No. 82859P 10 4	13D	Page 2 of 8 Pages
     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
     * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
(Continued on the following pages)

CUSIP No. 82859P 10 4	13D	Page 3 of 8 Pages

1	Names of Reporting Persons Jinsheng Ren

2	Check the Appropriate Box if a Member of a Group		(A) ☐
(B) ☑

3	SEC Use Only

4	Source of Funds

OO - See Item 3

5	Check Box if Disclosure Of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization

The People’s Republic of China

	7	Sole Voting Power

Number of		2,200,000

Shares	8	Shared Voting Power
Beneficially
Owned by		50,381,556

Each	9	Sole Dispositive Power
Reporting
Person With		2,200,000

	10	Shared Dispositive Power

50,381,556

11	Aggregate Amount Beneficially Owned by Each Reporting Person

52,581,556

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount In Row (11)

42.3%

14	Type Of Reporting Person

IN

CUSIP No. 82859P 10 4	13D	Page 4 of 8 Pages

Item 1.	Security and Issuer
     This statement on Schedule 13D (this “Statement”) relates to Ordinary Shares, par value US$0.01 per share (“Ordinary Shares”), of Simcere Pharmaceutical Group (the “Issuer”). The principal executive offices of the Issuer are located at No. 699-18 Xuan Wu Avenue, Xuan Wu District, Nanjing, Jiangsu Province 210042, The People’s Republic of China.

Item 2.	Identity and Background
(a) The name of the person filing this Schedule 13D is Jinsheng Ren (“Mr. Ren”).
(b)-(c) Mr. Ren’s present occupation is the Chairman of the Board of Directors and Chief Executive Officer of the Issuer. The Issuer, through its operating subsidiaries, manufactures and sells branded generic pharmaceuticals and patented anti-cancer biotech product Endu in China. The business address of both Mr. Ren and the Issuer is No. 699-18 Xuan Wu Avenue, Xuan Wu District, Nanjing, Jiangsu Province 210042, The People’s Republic of China.
(d) During the last five years, Mr. Ren has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) During the last five years, Mr. Ren was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) Mr. Ren is a citizen of the People’s Republic of China.

Item 3.	Source and Amount of Funds or Other Consideration
     Mr. Ren has not purchased any Ordinary Shares of the Issuer that resulted in him acquiring beneficial ownership of more than 5% of the outstanding Ordinary Shares of the Issuer.
     Mr. Ren may be deemed to beneficially own 50,381,556 Ordinary Shares of the Issuer indirectly through his ownership of New Good Management Limited (“NGM”), a British Virgin Islands company that holds 50,381,556 Ordinary Shares of the Issuer. In connection with NGM’s sale of 11,820,000 Ordinary Shares of the Issuer on May 12, 2008, NGM repurchased some of its own shares from some of its other shareholders with the consideration it received from sale of the Issuer’s Ordinary Shares and reduced the number of its total outstanding shares on May 18, 2008. Also on May 18, 2008, Mr. Ren transferred some of his NGM shares to his ex-wife, Suqin Peng. As a result of the foregoing, on May 18, 2008, Mr. Ren’s percentage of beneficial ownership in NGM increased from approximately 49.1% to approximately 51.1%, and Mr. Ren became the controlling shareholder of NGM. According to Rule 13d-3, Mr. Ren may be deemed to have acquired indirect beneficial ownership of the Ordinary Shares of the Issuer that are directly held by NGM.

Item 4.	Purpose of Transaction
     All of the Ordinary Shares beneficially owned by Mr. Ren have been acquired for investment purposes.

CUSIP No. 82859P 10 4	13D	Page 5 of 8 Pages
     Mr. Ren currently serves as the Chairman of the Board of Directors of the Issuer. In his capacity as a director, he will participate in, and have the opportunity to vote on, matters that are presented to the Board of Directors of the Issuer, including, without limitation, any extraordinary corporate transactions and material changes to the Issuer’s capitalization, dividend policy, business or corporate structure. Additionally, Mr. Ren currently serves as the Chief Executive Officer of the Issuer and, in his capacities as such, supervises the overall operations of the Issuer and is responsible for assuring that all directions of the Board of Directors are carried into effect.
     Mr. Ren may acquire additional securities of the Issuer, or dispose of all or any portion of his securities, in open market or privately negotiated transactions or otherwise. Any open market or privately negotiated purchases or sales may be made at any time without prior notice. Mr. Ren has been granted stock options to acquire 5,500,000 Ordinary Shares of the Issuer under the Issuer’s 2006 Stock Incentive Plan (the “Stock Incentive Plan”)(a copy of which is incorporated by reference as Exhibit 2 hereto). Of such options, options to acquire 2,200,000 Ordinary Shares of the Issuer have vested and are exercisable by Mr. Ren as of the date hereof. The remaining options to acquire 3,300,000 Ordinary Shares of the Issuer will vest in three equal installments on each of November 15, 2009, 2010 and 2011, respectively, pursuant to the Stock Incentive Plan and the terms of the nonqualified stock option agreement between the Company and Mr. Ren (the “Stock Option Agreement”)(a copy of which is attached as Exhibit 1 hereto).
     Mr. Ren has no present plans or proposals in his capacity as a stockholder of the Issuer that relate to or that would result in any transaction, event or action specified in clauses (a) through (j) of Item 4 of Schedule 13D; provided, that Mr. Ren may, at any time, review or reconsider his position with respect to the Issuer and reserves the right to develop such plans or proposals.

Item 5.	Interest in Securities of the Issuer
     (a)     As of the date hereof, Mr. Ren may be deemed to beneficially own in the aggregate 52,581,556 Ordinary Shares, representing approximately 42.3% of the outstanding Ordinary Shares of the Issuer (based on 122,043,470 Ordinary Shares outstanding as of February 2, 2009, as derived from the Issuer’s corporate records, and 2,200,000 Ordinary Shares underlying option held by Mr. Ren which are deemed to be outstanding for purpose of calculating Mr. Ren’s ownership percentage).
     Mr. Ren has been granted options to acquire 5,500,000 Ordinary Shares of the Issuer under the Stock Incentive Plan Of such options, options to acquire 2,200,000 Ordinary Shares of the Issuer have vested and are exercisable by Mr. Ren as of the date hereof. The remaining options to acquire 3,300,000 Ordinary Shares of the Issuer will vest in three equal installments on each of November 15, 2009, 2010 and 2011, respectively. The number of Ordinary Shares that may be deemed to be beneficially owned by Mr. Ren includes 2,200,000 Ordinary Shares, which Mr. Ren has the right to acquire within 60 days upon the exercise of the vested portion of the options granted to him under the Stock Incentive Plan.
     (b)     Mr. Ren may be deemed to have shared voting and dispositive power over the 50,381,556 Ordinary Shares directly held by NGM. Mr. Ren may be deemed to share such voting and dispositive power with NGM. Mr. Ren may be deemed to have sole voting and dispositive power over the 2,200,000 Ordinary Shares that Mr. Ren has the right to acquire within 60 days upon the exercise of options granted to him under the Stock Incentive Plan.
     NGM’s place of organization is British Virgin Islands. NGM’s principal business is investment holding. The address of NGM’s principal business and the address of its principal offices are No. 699-18 Xuan Wu Avenue, Xuan Wu District, Nanjing, Jiangsu Province 210042, The People’s Republic of China. To the best of Mr. Ren’s knowledge, during the last five years, NGM has not been convicted in a

CUSIP No. 82859P 10 4	13D	Page 6 of 8 Pages
criminal proceeding (excluding traffic violations or similar misdemeanors) and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (c)     Not applicable.
     (d)     Not applicable.
     (e)     Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Mr. Ren is the controlling shareholder and Chairman of the Board of Directors of NGM, which holds 50,381,556 Ordinary Shares of the Issuer. In connection with the grant of options by the Issuer to Mr. Ren, Mr. Ren entered into the Stock Option Agreement with the Issuer on December 1, 2006 pursuant to the Stock Incentive Plan.
     Except as set forth herein, there are no contracts, arrangements, understandings or relationships between Mr. Ren and any other person with respect to any securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits
(1) Stock Option Agreement between Mr. Ren and the Issuer
(2) Simcere Pharmaceutical Group 2006 Stock Incentive Plan (incorporated by reference to Exhibit 10.4 from the Issuer’s F-1 registration statement (File No. 333-141539), as amended, initially filed with the Commission on March 23, 2007)

CUSIP No. 82859P 10 4	13D	Page 7 of 8 Pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 9, 2009

/s/ Jinsheng Ren
Name:	Jinsheng Ren

CUSIP No. 82859P 10 4	13D	Page 8 of 8 Pages
EXHIBIT INDEX

Exhibit	Title

Exhibit 1	Stock Option Agreement between Mr. Ren and the Issuer

Exhibit 2	Simcere Pharmaceutical Group 2006 Stock Incentive Plan (incorporated by reference to Exhibit 10.4 from the Issuer’s F-1 registration statement (File No. 333-141539), as amended, initially filed with the Commission on March 23, 2007)

Exhibit 1
[ENGLISH TRANSLATION]
SIMCERE PHARMACEUTICAL GROUP
2006 STOCK INCENTIVE PLAN
NONQUALIFIED STOCK OPTION AGREEMENT
          THIS AGREEMENT (the “Agreement”), is made effective as of the 15th day of November, 2006 (hereinafter called the “Date of Grant”), between Simcere Pharmaceutical Group, a corporation incorporated in the Cayman Islands (hereinafter called the “Company”), and Jinsheng Ren (hereinafter called the “Participant”):
R E C I T A L S:
          WHEREAS, the Company has adopted the Simcere Pharmaceutical Group 2006 Stock Incentive Plan (the “Plan”), which Plan is incorporated herein by reference and made a part of this Agreement. Capitalized terms not otherwise defined herein shall have the same meanings as in the Plan; and
          WHEREAS, the Committee has determined that it would be in the best interests of the Company and its shareholders to grant the option provided for herein (the “Option”) to the Participant pursuant to the Plan and the terms set forth herein.
          NOW THEREFORE, in consideration of the mutual covenants hereinafter set forth, the parties agree as follows:
          1. Grant of the Option. The Company hereby grants to the Participant the right and option (the “Option”) to purchase, on the terms and conditions hereinafter set forth, all or any part of an aggregate of 5,500,000 Shares, subject to adjustment as set forth in the Plan. The purchase price of the Shares subject to the Option shall be $4.2 per Share (the “Option Price”). The Option is intended to be a non-qualified stock option, and is not intended to be treated as an option that complies with Section 422 of the U.S. Internal Revenue Code of 1986, as amended.
          2. Vesting.
          (a) Subject to the Participant’s continued Employment with the Company, the Option shall vest and become exercisable with respect to twenty percent (20%) of the Shares initially covered by the Option on each of the first, second, third, fourth and fifth anniversaries of the Date of Grant.
          At any time, the portion of the Option which has become vested and exercisable as described above (or pursuant to Section 2(c) below) is hereinafter referred to as the “Vested Portion”.

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          (b) If the Participant’s Employment with the Company is terminated for any reason, the Option shall, to the extent not then vested, be canceled by the Company without consideration in normal circumstances; provided however, that in special circumstances, the Board of Directors of the Company (the “Board”) may, after discussion, accelerate vesting of the unvested portion of the Option at a percentage determined by the Board. The Vested Portion of the Option shall remain exercisable for the period set forth in Section 3(a).
          (c) Notwithstanding any other provisions of this Agreement to the contrary, the Option shall, to the extent not then vested and not previously canceled, become fully vested and exercisable immediately prior to a Change in Control.
          3. Exercise of Option.
          (a) Period of Exercise. Subject to the provisions of the Plan and this Agreement, the Participant may exercise all or any part of the Vested Portion of the Option at any time prior to the earliest to occur of:
     (i) the sixth anniversary of the Date of Grant;
     (ii) one year following the date of the Participant’s termination of Employment due to death or “Disability”;
     (iii) six months following the date of the Participant’s termination of Employment by the Company without “Cause”; and
     (iv) the date of the Participant’s termination of Employment by the Company for “Cause” or by the Participant for any reason.
     For purposes of this agreement:
     “Cause” shall mean “Cause” as defined in any employment agreement then in effect between the Participant and the Company or if not defined therein or, if there shall be no such agreement, (i) Participant’s engagement in misconduct which is materially injurious to the Company or its affiliates, (ii) Participant’s continued failure to substantially perform his duties to the Company, (iii) Participant’s repeated dishonesty in the performance of his duties to the Company, (iv) Participant’s commission of an act or acts constituting any (x) fraud against, or misappropriation or embezzlement from the Company or any of its affiliates, (y) crime involving moral turpitude, or (z) offense that could result in a jail sentence of at least 30 days or (v) Participant’s material breach of any confidentiality or non-competition covenant entered into between the Participant and the Company. The determination of the existence of Cause shall be made by the Committee in good faith, which determination shall be conclusive for purposes of this Agreement; and
     “Disability” shall mean “disability” as defined in any employment agreement then in effect between the Participant and the Company or if not defined therein or if there shall be no such agreement, as defined in the Company’s long-term disability plan as in

3
effect from time to time, or if there shall be no plan or if not defined therein, the Participant’s becoming physically or mentally incapacitated and consequent inability for a period of six (6) months in any twelve (12) consecutive month period to perform his duties to the Company.
     (b) Method of Exercise.
     (i) Subject to Section 3(a), the Vested Portion of the Option may be exercised by delivering to the Company at its principal office written notice of intent to so exercise; provided that, the Option may be exercised with respect to whole Shares only. Such notice shall specify the number of Shares for which the Option is being exercised and shall be accompanied by payment in full of the Option Price. The payment of the Option Price may be made at the election of the Participant (i) in cash or its equivalent (e.g., by check), (ii) to the extent permitted by the Committee, in Shares having a Fair Market Value equal to the aggregate Option Price for the Shares being purchased and satisfying such other requirements as may be imposed by the Committee; provided, that such Shares have been held by the Participant for no less than six months (or such other period as established from time to time by the Committee in order to avoid adverse accounting treatment applying generally accepted accounting principles), (iii) partly in cash and, to the extent permitted by the Committee, partly in such Shares or (iv) if there is a public market for the Shares at such time, through the delivery of irrevocable instructions to a broker to sell Shares obtained upon the exercise of the Option and to deliver promptly to the Company an amount out of the proceeds of such Sale equal to the aggregate option price for the Shares being purchased. No Participant shall have any rights to dividends or other rights of a stockholder with respect to Shares subject to an Option until the Participant has given written notice of exercise of the Option, paid in full for such Shares and, if applicable, has satisfied any other conditions imposed by the Committee pursuant to the Plan.
     (ii) Notwithstanding any other provision of the Plan or this Agreement to the contrary, the Option may not be exercised prior to the completion of any registration or qualification of the Option or the Shares under applicable U.S. federal and state securities or other laws, or under any ruling or regulation of any governmental body or national securities exchange that the Committee shall in its sole discretion determine to be necessary or advisable.
     (iii) Upon the Company’s determination that the Option has been validly exercised as to any of the Shares, the Company shall issue certificates in the Participant’s name for such Shares. However, the Company shall not be liable to the Participant for damages relating to any delays in issuing the certificates to him, any loss of the certificates, or any mistakes or errors in the issuance of the certificates or in the certificates themselves.
     (iv) In the event of the Participant’s death, the Vested Portion of the Option shall remain exercisable by the Participant’s executor or administrator, or the person or persons to whom the Participant’s rights under this Agreement shall pass by will or by the laws of descent and distribution as the case may be, to the extent set forth in Section

4
3(a). Any heir or legatee of the Participant shall take rights herein granted subject to the terms and conditions hereof.
          4. No Right to Continued Employment. The granting of the Option evidenced hereby and this Agreement shall impose no obligation on the Company or any Affiliate to continue the Employment of the Participant and shall not lessen or affect the Company’s or its Affiliate’s right to terminate the Employment of such Participant.
          5. Legend on Certificates. The certificates representing the Shares purchased by exercise of the Option shall be subject to such stop transfer orders and other restrictions as the Committee may deem advisable under the Plan or the rules, regulations, and other requirements of the Securities and Exchange Commission, any stock exchange upon which such Shares are listed, and any applicable U.S. federal or state laws, and the Committee may cause a legend or legends to be put on any such certificates to make appropriate reference to such restrictions.
          6. Transferability. The Option may not be assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered by the Participant otherwise than by will or by the laws of descent and distribution, and any such purported assignment, alienation, pledge, attachment, sale, transfer or encumbrance shall be void and unenforceable against the Company or any Affiliate; provided that the designation of a beneficiary shall not constitute an assignment, alienation, pledge, attachment, sale, transfer or encumbrance. No such permitted transfer of the Option to heirs or legatees of the Participant shall be effective to bind the Company unless the Committee shall have been furnished with written notice thereof and a copy of such evidence as the Committee may deem necessary to establish the validity of the transfer and the acceptance by the transferee or transferees of the terms and conditions hereof. During the Participant’s lifetime, the Option is exercisable only by the Participant.
          7. Withholding. The Participant may be required to pay to the Company or any Affiliate and the Company shall have the right and is hereby authorized to withhold, any applicable withholding taxes in respect of the Option, its exercise or any payment or transfer under or with respect to the Option and to take such other action as may be necessary in the opinion of the Committee to satisfy all obligations for the payment of such withholding taxes.
          8. Securities Laws. Upon the acquisition of any Shares pursuant to the exercise of the Option, the Participant will make or enter into such written representations, warranties and agreements as the Committee may reasonably request in order to comply with applicable securities laws or with this Agreement.

5
          9. Notices. Any notice necessary under this Agreement shall be addressed to the Company in care of its Secretary at the principal executive office of the Company and to the Participant at the address appearing in the personnel records of the Company for the Participant or to either party at such other address as either party hereto may hereafter designate in writing to the other. Any such notice shall be deemed effective upon receipt thereof by the addressee.
          10. Choice of Law. This Agreement shall be governed by and construed in accordance with the laws of the state of New York.
          11. Option Subject to Plan. By entering into this Agreement the Participant agrees and acknowledges that the Participant has received and read a copy of the Plan. The Option is subject to the Plan. The terms and provisions of the Plan, as it may be amended from time to time, are hereby incorporated herein by reference. In the event of a conflict between any term or provision contained herein and a term or provision of the Plan, the applicable terms and provisions of the Plan will govern and prevail.
          12. Signature in Counterparts. This Agreement may be signed in counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.
[Signatures on next page.]

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Simcere Pharmaceutical Group (Seal of Simcere Pharmaceutical Group)
/s/ Haibo Qian
By: Haibo Qian
Its: Secretary to the Board of Directors

Participant
/s/ Jinsheng Ren
Name:	Jinsheng Ren